May 26, 2015

VIA EDGAR CORRESPONDENCE FILE

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Leggett & Platt, Incorporated
Form 10-K
Filed February 26, 2015
File No. 1-07845

Dear Mr. O’Brien:

We are writing in response to the Staff’s comment letter dated May 12, 2015 with respect to the above referenced file. In order to facilitate your review, our letter presents the Staff’s comments followed by our responses.

Form 10-K for the year ended December 31, 2014

T – Contingencies, page 113

1.
We note that you recognized a total of $89 million in litigation accruals, of which $32 million and $22 million were recognized during the third and fourth quarters of fiscal year 2014, respectively, for continuing operations and $8 million and $27 million were recognized during the third and fourth quarters of fiscal year 2014, respectively, for discontinued operations. Please address each of the following as it relates to these litigation accruals:

•	The time table surrounding the settlement discussions related to the U.S. direct purchaser class action cases.

•
Please help us understand why you were unable to estimate the amount or range of reasonably possible loss in excess of accrual as of August 5, 2014, the date you filed the second quarter of fiscal year 2014 Form 10-Q, as the tentative settlement agreement was reached on August 14, 2015.

•
Please help us understand why you were unable to estimate the amount or range of reasonably possible loss in excess of accrual as of November 4, 2014, the date you filed the third quarter of fiscal year 2014 Form 10-Q. In this regard, we note that you recognized an additional $49 million litigation accrual in the fourth quarter of fiscal year 2014, of which you state the majority is for the foam antitrust proceedings.

Terence O’Brien
Securities and Exchange Commission
May 26, 2015

RESPONSE:

Time Table Surrounding Settlement Discussions Related to U.S. Direct Purchaser Class Action Cases

March 6 and March 27, 2014
Initial settlement discussions were held but were so unproductive that the parties terminated discussions. Sufficient information was not produced to estimate the amount or range of reasonably possible loss.

April 9, 2014	The judge granted class certification which negated any monetary ranges from prior settlement discussions. The Company did not receive a post-class certification demand until August 13, 2014.
April 23, 2014	The Company filed its appeal of the class certification ruling. The appeal was denied on September 29, 2014.
July 3, 2014
Judge ordered mandatory mediation by all parties, including not only the U.S. direct purchaser class plaintiffs and defendants, but also several other plaintiffs and defendants as discussed in the time table below. Global mediation was ultimately scheduled for July 28, 2014.

July 28, 2014
A global mediation with all plaintiffs and all defendants was held; however, no fruitful negotiations took place. Later that day, the Company scheduled court ordered mediation with the U.S. direct purchaser class plaintiffs for August 13, 2014 and August 14, 2014.[1]

August 5, 2014	The Company filed its second quarter 2014 Form 10-Q.
August 13, 2014	Mediation with the U.S. direct purchaser class plaintiffs began, and the U.S. direct purchaser plaintiffs made their first post-class certification demand to the Company.
August 14, 2014	Parties tentatively agreed to settle the U.S direct purchaser cases for $39.8 million.
August 19, 2014 November 4, 2014
The Company filed its Form 8-K in which it disclosed the tentative settlement of the U.S. direct purchaser cases for $39.8 million.

The Company filed its third quarter 2014 Form 10-Q in which it disclosed the $39.8 million tentative settlement and an accrual in this amount.

On August 5, 2014 - Unable to Estimate Loss or Range of Loss if U.S. Direct Purchaser Cases Went to Trial

On August 5, 2014, based upon the facts and circumstances known to the Company at that time, the Company did believe that it was reasonably possible, but not probable, that it could incur some loss at trial. However, we were unable to make a reasonable estimate of this loss or range of loss because of the early stage of the proceeding, the incompleteness of discovery, the pending appeal of the Court’s class certification, and the unresolved dispute over controlling legal theories in the cases, including the absence of a ruling on summary judgment.

On August 5, 2014 - Unable to Estimate Loss or Range of Loss if U.S. Direct Purchaser Cases were Settled

After the March 27, 2014 settlement discussion, the Company had no discussions with plaintiffs’ counsel for the U.S. direct purchaser class which produced a reasonable range of potential settlement outcomes until August 13, 2014. On August 5, 2014, the Company had no indication that the scheduled August 13 and August 14 mediation would produce a settlement or a reasonable estimate of loss or range of loss until such time as we actually attended the meetings as prior discussions had been unproductive. As a result, on August 5, 2014, we were unable to estimate the amount or range of reasonably possible loss related to any potential settlement of the cases.
___________________________________

1The Company did receive an indirect overture involving a directional reference (i.e. "above X amount") regarding where the August 13, 2014 mediation would begin if the mediation jointly involved the Company and a co-defendant. That overture was viewed as an insufficient basis to estimate a loss or range of loss because the directional reference (i) was partially attributable to another defendant with out any allocation; (ii) had not been made in any formal negotiations or discussions; (iii) wasn't a precise or defined number; and (iv) was itself not in a range that the Company was willing to consider in any settlement discussions.

Terence O’Brien
Securities and Exchange Commission
May 26, 2015

Time Table Surrounding Settlement Discussions Related to Antitrust Cases Other than U.S. Direct Purchaser Class Cases

There are multiple attorneys representing multiple plaintiff groups associated with these cases. The claims by the six plaintiff groups referenced in the time table below constitute a substantial majority of the estimated loss due to the potential settlement of the remaining antitrust cases. We did not have meaningful discussions with any of these plaintiff groups prior to the dates listed below.

September 18, 2014
Mediation was held with plaintiff Group A. Sufficient information was not produced to estimate an amount or range of reasonably possible loss. In the Company’s opinion, the plaintiffs’ demand was unreasonably high, and therefore, at the conclusion of the mediation, the Company had not determined whether it should take the case to trial instead of continuing settlement discussions. Subsequent mediation was not held until late February 2015.

November 3, 2014 – January 23, 2015
The Company received a demand from Plaintiff Group B on November 3, 2014. The Company believed that the initial demand amount was unreasonably high and not within a range of reasonable settlement outcomes. The Company made a counter-offer on November 19, 2014 and the plaintiff made a subsequent demand on November 20, 2014, at which time sufficient information to estimate an amount or range of loss became available. After several back-and-forth exchanges a tentative settlement was reached on January 23, 2015 for an immaterial amount.

November 4, 2014	The Company filed its third quarter 2014 Form 10-Q.
November 20, 2014	Mediation began with plaintiff Group C.
November 21, 2014	Mediation began with plaintiff Group D.
December 31, 2014 - January 4, 2015	Settlement discussions began with plaintiff Group E, and a reasonable estimate of a potential settlement outcome was established.
January 6, 2015	Settlement discussions began with plaintiff Group F and a tentative settlement was reached in an immaterial amount.
Mid-January 2015
Notwithstanding the fact that the Company believed that it was not probable that it would incur loss at trial regarding these remaining unsettled antitrust cases, our senior management expressed a willingness to settle these cases (i) because of the willingness of plaintiffs’ counsel to negotiate at potential settlement amounts that were reasonably acceptable to us; (ii) to avoid the expense and risk of litigation; and (iii) to avoid the distraction of a trial. Accordingly, we made the determination that settlement of the remaining unsettled antitrust cases was probable. Because plaintiffs’ demands and our counter-offers moved within a reasonably close range, the estimated amount of loss associated with the settlement of all of the cases was capable of being determined.

On November 4, 2014 - Unable to Estimate Loss or Range of Loss if Antitrust Cases other than U.S. Direct Purchaser Cases Went to Trial

On November 4, 2014, based upon the facts and circumstances known to the Company at that time, the Company did believe that it was reasonably possible, but not probable, that the Company could incur some loss at trial of the unsettled antitrust cases. However, we were unable to make a reasonable estimate of this possible loss or range of loss because of the early stage of the proceedings, the incompleteness of discovery in some cases, and unresolved disputes over controlling legal theories in some cases, including the absence of rulings on summary judgment motions.

Terence O’Brien
Securities and Exchange Commission
May 26, 2015

On November 4, 2014 - Unable to Estimate Loss or Range of Loss if Antitrust Cases other than U.S. Direct Purchaser Cases were Settled

As of November 4, 2014, the Company had no discussion with any plaintiff group that produced a reasonable range of settlement outcomes. Specifically, as of November 4, 2014, there were no meaningful discussions with any of the plaintiffs’ counsel for any of the remaining cases deemed to be potentially material. As such, we were unable to estimate, on November 4, 2014, an amount or range of reasonably possible losses related to potential settlements of the remaining unsettled antitrust cases. Moreover, we could not use the settlement amount of the U.S. direct purchaser class cases to arrive at an estimated loss or range of loss for the remaining unsettled antitrust cases because of the differences between the cases, including but not limited to: (i) different jurisdictions; (ii) different laws governing the claims; (iii) different legal theories being argued; (iv) different plaintiffs’ counsel; (v) different facts; and (vi) differences in the strength of plaintiffs’ claims and our defenses. This has been proven accurate through our experience after November 4, 2014 with the settlement of some of these cases.

Mid-January 2015 – Able to Estimate Loss Associated with Antitrust Cases other than U.S. Direct Purchaser Cases

Because of the significant amount of meaningful activity in settlement negotiations regarding the remaining unsettled antitrust cases between November 19, 2014 and mid-January 2015 (including, but not limited to, the willingness of plaintiffs’ counsel to negotiate at potential settlement amounts that were reasonably acceptable to us) our senior management expressed a willingness to settle these cases. Thus, for the first time, we were able to conclude that settlement of the remaining antitrust cases was probable and, based upon then current facts and circumstances, including but not limited to the willingness of plaintiffs’ counsel to negotiate at potential settlement amounts that were reasonably acceptable to us; the maturation of the pending proceedings and matters; our experience in settlement negotiations and mediation; comparative settlements of other companies in similar proceedings; discovery becoming substantially complete in certain proceedings and certain quantitative metrics used to value probable loss contingencies, we concluded that a reasonable estimate of loss associated with the unsettled antitrust cases became determinable. We disclosed this amount and recorded an accrual of $49.0 million in the fourth quarter of 2014, the largest portion of which by far related to the foam antitrust proceedings.

Form 10-K for the year ended December 31, 2014

T – Contingencies, page 118

2.
We note your disclosure on page 118 that the Brazilian VAT matters are not part of your conclusion that the reasonably possible losses are not expected to materially affect your consolidated financial statements, as such amount has been disclosed above. However, we did not note your disclosure of the reasonably possible losses for these assessments. Please revise your disclosures to provide the amount or range or to disclose that the amount or range cannot be estimated. Please refer to ASC 450-20-50 for guidance.

RESPONSE:

On page 118 of our Form 10-K we disclosed the following:

“Although there are a number of uncertainties and potential outcomes associated with all of our pending or threatened litigation proceedings, we believe, based on current facts and circumstances, that additional reasonably possible losses (other than those Brazilian VAT matters quantified and disclosed above), are not expected to materially affect our consolidated financial position, results of operations or cash flows.” [emphasis added]

The above disclosure specifies that each Brazilian VAT matter “quantified” on pages 115 and 116 represents the amount of “reasonably possible loss” with respect to each assessment. Because we disclosed the actual amounts of reasonably estimated possible losses with respect to each Brazilian VAT matter, we did not disclose a range of amounts.

Terence O’Brien
Securities and Exchange Commission
May 26, 2015

In response to the Staff’s comment, in future filings, to make this estimated amount of possible losses associated with the Brazilian VAT matters more clear, we intend to modify our disclosure (currently on page 115) substantially as follows (to be updated to reflect future periods):

“We deny all of the allegations in all of the below Brazilian actions. We believe that we have valid bases upon which to contest such actions and will vigorously defend ourselves. However, these contingencies are subject to many uncertainties, and based on current facts and circumstances, we believe that it is reasonably possible (but not probable) that we may incur losses of approximately $20 plus interest and attorney fees with respect to these assessments. Therefore, no accrual has been recorded for Brazilian VAT matters.”

In future filings, we also intend to modify our disclosure (currently on page 118) substantially as follows (to be updated to reflect future periods):

Although there are a number of uncertainties and potential outcomes associated with all of our pending or threatened litigation proceedings, we believe, based on current facts and circumstances, that additional reasonably possible losses (other than approximately $20 plus interest and attorney fees of reasonably possible losses associated with those Brazilian VAT matters ~~quantified and~~ disclosed above), are not expected to materially affect our consolidated financial position, results of operations or cash flows.”

In connection with responding to the Staff’s comments, we acknowledge that:

(i)	Leggett is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	Leggett may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information concerning our response, please feel free to contact me at (417) 358-8131 or, in my absence, Tammy M. Trent, Vice President, Chief Accounting Officer at the same number.

Sincerely,

/s/ Matthew C. Flanigan
Matthew C. Flanigan
Executive Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

Cc: Jenn Do
Tracey Houser